Exhibit 99.2

Ensovibep Clinical Results Call 1 EMPATHY Part A January 2022 Mol ec ul ar Pa r t ne rs A G, S w itz er l and (SIX: MOLN, NASDAQ: MOLN)

D i scla i mer 2 This presentation contains forward looking statements. Any statements contained in this presentation that do not describe historical facts may constitute forward - looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates, including timing for the potential submission of emergency use authorization for ensovibep, expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials, the potential therapeutic and clinical benefits of Molecular Partners’ product candidates, the selection and development of future antiviral or other programs, and Molecular Partners’ expected expenses and cash utilization for 2021 and that its current cash resources will be sufficient to fund its operations and capital expenditure requirements into H2 2023. These statements may be identified by words such as “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “potential”, “will”, “would” and similar expressions, although not all forward - looking statements may contain these identifying words, and are based on Molecular Partners AG’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our reliance on third party partners and collaborators over which we may not always have full control; our ongoing and planned clinical trials and preclinical studies for our product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and ability to achieve market acceptance of our product candidates; the potential impact of the COVID19 pandemic on our operations or clinical trials; our plans and development of any new indications for our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; our ability to identify and in - license additional product candidates; the adequacy of our cash resources and our anticipated cash utilization; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Registration Statement on Form F - 1 filed with Securities and Exchange Commission (SEC) on June 14, 2021 and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at http://www.molecularpartners.com . Any forward - looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward - looking statements, whether as a result of new information, future events or otherwise.

Ensovibep: 3 Advancement of COVID - 19 Clinical Program

4 Structure and Features of Ensovibep Neutralizing the SARS - CoV - 2 Spike Protein • High potency : high binding affinity and avidity leads to one of the highest anti - viral potencies reported to date • Pan - variant activity : cooperative binding of different sites allows blocking of all described variants of concern, so far • Simple administration : long - half life, high solubility and low dose efficacy can allow for single administration via i.v., i.v. bolus, or s.c. injection • Supply : microbial manufacturing in E.coli HSA DARPins Walser M. Biorxiv . 2021. https://doi.org/10.1101/2020.08.25.256339 D A RPin 1 D A RPin 2 D A RPin 3 Spi ke Protein 3D model of a DARPin molecule Characteristics DARPin ® , designed ankyrin repeat proteins; RBD, receptor binding domain; HSA, human serum albumin; SARS - Cov - 2, Severe acute respiratory syndrome coronavirus 2. Three individual and linked DARPins bind and block the Spike protein of the virus

Ensovibep: Clinical Development Overview

- **Empathy study (top-line analysis):**
  - **Randomized 407 pts in Part A**
    - Mild or moderate symptoms
    - Rapid antigen test positive
    - Un-vaccinated and vaccinated patients
  - **Met primary endpoint:**
    - Significant reduction in viral load ✓
  - Clinically relevant secondary endpoints include:
    - Reduction in risk of hospitalization and/or ER visits due to COVID-19, or deaths ✓
    - Reduction in time to sustained clinical recovery ✓
    - Safe and well-tolerated ✓
  - **Novartis option exercise underway**

- **Phase 1 results / status (48 healthy subjects):**
  - Healthy volunteer safety trial
  - Half-life established: 2-3 weeks
  - i.v. infusion, i.v. bolus, s.c. injection
- **Phase 2 single-arm results (12 pts):**
  - Patients, confirmed COVID positive, with symptoms
  - Validation of methods and approach
- **ACTIV-3 Phase 3 interim results**
  - Hospitalized patients with confirmed COVID
  - High dose of 600 mg tested in ~250 patients, stopped at futility analysis for lack of efficacy
  - ***Safe and well-tolerated (included in ensovibep safety database)***

MOLECULAR partners
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EMPATHY Phase Part A (Phase 2) Clinical Design and Endpoints 6 Primary E ndpoint • Time - weighted change from baseline (measured at Day 3, Day 5, and Day 8) in log 10 SARS - CoV - 2 viral load in nasopharyngeal swabs through Day 8 Key S ec onda r y Endpoints • Proportion of patients with hospitalizations (≥ 24 hours of acute care) and/or ER visits related to COVID - 19 or death from any cause up to Day 29 • Time to sustained clinical recovery based on resolution or improvement in clinical symptoms with no worsening up to Day 29 ensovibep 600mg i.v.  100 pts ensovibep 225mg i.v  100 pts ensovibep 75mg i.v.  100 pts placebo i.v.  100 pts Objective Demonstrate superiority of ensovibep, compared to placebo, in reducing SARS - CoV - 2 viral load through Day 8 and select a dose for Phase 3 (PoC & DRF) Population • Ambulatory symptomatic adult patients diagnosed with COVID - 19 with onset of symptoms within 7 days prior to dosing and with a positive pre - dose Rapid Antigen Test on the day of dosing

EUA Submission Supported by Secondary End Point in Reductions in Hospitalization and or ER Visit or Death 7 Patients with hospitalization and/or ER visit related to COVID - 19 or death 1.0% 1.0% 0.7% 1.0% 2.0% 0.0% 0.7% 3.0% 2.0% 600 mg (n=100) 225 mg (n=100) 75 mg (n=101) All doses (n=301) Placebo (n=99) Note: In the hierarchy of ER - visit/ hospitalization/ death - patients are counted in the highest category • ER visits exclude those resulting in hospitalization/ death • Hospitalizations exclude those that resulted in death 1 3 4 6 RR: 78% Death Ho s p it a li z a tion ER visit Percent of patients with events Numbers indicate absolute number of patients

Topline Results Show Significant Reductions in Viral Load, Risk of Hospitalization and Death, and Faster Time to Recovery 8 • Statistically significant reduction of viral load from baseline, through Day 8 over placebo for all doses (primary endpoint) • Fewer hospitalization and/or ER visits related to COVID - 19 and no deaths for ensovibep treated patients vs. those on placebo (secondary endpoint) • 4/301 patients with hospitalizations and/or ER visits related to COVID - 19 or death across all treatment arms • 6/99 patients in the Placebo arm » Relative risk reduction of 78% for all events; hospitalization, ER visits and/or death • Relative risk reduction of 87% for hospitalization and/or death* » No deaths in any treatment groups, whereas two deaths occurred in placebo treated patients • Clinically meaningful benefit for patients treated with ensovibep (secondary endpoint) • Median time to clinical recovery was faster for ensovibep treated patients vs. placebo • More patients demonstrated clinical recovery when treated ensovibep vs. placebo (day 29 cutoff) • No unexpected safety findings were observed in Part A * was not a pre - defined endpoint

Cooperative Target Engagement Leads to Super Affinity DARPin #1; 1 hour off - rate DARPin #2; 1 hour off - rate DARPin #3; 1 hour off - rate Multi - DARPin #1 - #2 - #3; >10 hours off rate sub pM target binding T i me (s) 9 Time (s) Response (RU) Respo n se (RU) Time (s) Respo n se (RU) Time (s) Respo n se (RU)

Ensovibep Retains Full Activity Against Omicron 1 2 0 1 0 0 80 60 40 20 0 Wild Type Relative infection (%) 0 10 - 1 1 0 0 1 0 1 1 0 2 1 0 3 1 0 4 1 0 5 n o v i r u s Concentration (ng/ml) 1 2 0 1 0 0 80 60 40 20 0 O mic r o n Relative infection (%) 0 10 - 1 1 0 0 1 0 1 1 0 2 1 0 3 1 0 4 1 0 5 n o v i r u s Concentration (ng/ml) Ensovibep R E G N 109 3 3 R E G N 109 8 7 AZD8895 AZD1061 LY - CoV555 LY - CoV016 Br ii - 1 9 6 Br ii - 1 9 8 S 309 10

Ensovibep Retains Full Activity Against Omicron – Table Wild Type Omicron (Q493R) Compound IC 50 (ng/mL) IC 50 (ng/mL) fold change to wt Ensovibep 1.6 2.2 1.4 REGN10933 3.2 >1000 >100 REGN10987 3.3 >1000 >100 LY - CoV555 13 >1000 >100 LY - CoV016 6.4 >1000 >100 S309 23 72 3.1 AZD8895 0.6 415 >100 AZD1061 5.5 237 43 Brii - 196 9.5 392 41 Brii - 198 52 30 0.6 11 *Publicly available sequences of variable domains from monoclonal antibodies were used to generate a panel of antibodies used in this assay

Ensovibep: Tri-Specific Antiviral for COVID-19

NOVARTIS

Target Patient

- Presently millions of new cases every day globally, despite vaccines and boosters
- Currently – COVID related hospitalizations remain near all-time highs
- Over 5 million reported deaths in the world

Disease Biology

- Viral entry dependent on viral spike protein binding to ACE2 receptor
- Spike protein is a trimer with three identical subunits
- Multiple variants evolving mutations in the spike protein and other locations

DARPin Advantage

- First and only tri-specific antiviral in development, able to bind all three subunits at once
- Designed for greater viral inhibition through cooperative binding
- Retains full potency against all variants of concern, to date, including delta and omicron

MOLECULAR partners
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Ensovibep Upcoming Milestones 13 • EMPATHY (Novartis / MP) • 407 patients enrolled, Part A results - positive • EUA submission expected early 2022 • Discussion with appropriate federal agencies regarding supplies of ensovibep • Part B initiate (N≥1,700) • Large - scale commercial manufacturing established at Novartis • Microbial production in e. coli • Planned initiation of subcutaneous Phase 2/3 study ( led by Novartis)

A c kn o w ledgments Covid Project Team (Novartis & Molecular Partners) Spiez Laboratory – Federal Office of Civil Protection (FOCP) Group of Olivier Engler CHUV Lausanne - Sylvia Rothenberger’s group, for performing PsV and authentic virus assays. University Utrecht Group of Berend - Jan Bosch for cryo - EM analysis. National Institute of Health (NIH) ACTIV team for conducting PsV neutralization assays in collaboration with the Carol Weiss group. Bundesamt für Gesundheit – BAG 14

Ensovibep – Summary of EMPATHY Results 15 • EMPATHY Phase 2b met its primary endpoint • A statistically significant dose - response signal of ensovibep based on change in viral load from baseline, through Day 8 • Clinically relevant secondary endpoints: Combined risk reduction (hospitalization, ER visits, and death) of approximately 80% • Faster recovery and more complete recovery for patients receiving ensovibep vs. placebo • 75mg identified as the lowest efficacious and safe dose, to be taken forward in Phase 3 and for EUA submission • EMPATHY results confirm ensovibep as safe and well - tolerated at all dose levels • Ensovibep has shown pan - variant - activity , including Omicron

Licensing Agreement with Novartis and Financial Guidance Update 16 Summary and Terms

Novartis Deal Terms and Updated Financial Guidance • Novartis has informed Molecular Partners that it will exercise option for in - licensing of ensovibep • Completion of in - licensing will trigger CHF 150 m milestone payment • CHF 60 m previously received at signing of option agreement ( 20 m cash/ 40 m MOLN shares) • 22% royalty on sales in commercial countries payable by Novartis following completion of in - licensing • Molecular Partners has agreed to forgo royalties in lower income countries and is aligned with Novartis’ plans to ensure affordability based on cou n t ries ’ n e e d s a n d cap a b i l iti e s. 17 • Molecular Partners expects approximately CHF 133 million cash and cash equivalents* as per December 31, 2021 • Upon receipt of the CHF 150 million option exercise milestone from Novartis, Molecular Partners now estimates its cash runway to extend well into 2025 • Excluding any potential royalty income as well as excluding potential further cash flows to or from R&D partners *unaudited

Summar y : • Positive EMPATHY results represent a potential immediate and impactful solution in a constantly evolving pandemic • Statistically significant reduction in viral load, reduction in risk of hospitalization and death, and time to recovery. • Continued evidence of 'pan - variant’ activity across all variants of concern • Acceleration of EUA filing, initiate discussions with authorities about stockpiling of ensovibep • Novartis' execution of license agreement • CHF 150m option • Flat 22% royalty rate in commercial markets • Validation of DARPin Platform and Molecular Partners capabilities • 1 st multi - DARPin moving to potential approval, paves the way for other multi - specific solutions to any number of biological problems including oncology, infectious diseases or other applications 18

Pipeline

Infectious disease | Discovery Oncology | Oncology | Ophthalmology

Pipeline						
CANDIDATE / FOCUS	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	RIGHTS
Ensovibep – Covid	Covid ambulatory – Empathy					NOVARTIS
Next Gen Covid	Future VoC*					MOLECULAR partners
AMG506 / MP0310 FAP x 4-1BB	Solid tumors					AMGEN
MP0317 FAP x CD40	Solid tumors					MOLECULAR partners
MP0533 CD3 x CD33+CD70+CD123	AML					MOLECULAR partners
Abicipar VEGF	wet AMD – Cedar & Sequoia					MOLECULAR partners
Radio Ligand Therapy	Solid tumors					NOVARTIS

Platform Discovery

Radical simplicity & Conditional Activation	MOLECULAR partners
Additional Infectious Diseases	

MOLECULAR partners

* VoC = Variant of Concern

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